UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BITECH TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89102U103

(CUSIP Number)

895 Dove Street, Suite 300

Newport Beach, CA 92660

Tel: (855) 777-0888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2024**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This constitutes a late filing due to inadvertent administrative error. See Item 4.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89102U103	Schedule 13D

1.	Names of Reporting Persons Cole W. Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 222,222,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 222,222,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,222,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 222,222,000 shares of Common Stock held directly by C & C Johnson Holdings LLC (“C & C”). Cole W. Johnson is the manager of C & C and therefore has voting and investment power over the shares of Common Stock held by C & C.
(2)	Based on 710,343,337 shares of Common Stock deemed to be outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on April 30, 2024.

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CUSIP No. 89102U103	Schedule 13D

1.	Names of Reporting Persons C & C Johnson Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 222,222,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 222,222,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,222,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 222,222,000 shares of Common Stock held directly by C & C. Cole W. Johnson is the manager of C & C and therefore has voting and investment power over the shares of Common Stock held by C & C.
(2)	Based on 710,343,337 shares of Common Stock deemed to be outstanding, as set forth in the Issuer’s Form 8-K filed with the SEC on April 30, 2024.

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ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock (the “Common Stock”), par value $0.001 per share, of Bitech Technologies Corporation (the “Issuer”). The address of the Issuer’s principal executive office is 895 Dove Street, Suite 300, Newport Beach, CA 92660. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Cole W. Johnson, the Manager of C & C (“Cole Johnson”) and (ii) C & C Johnson Holdings LLC, a Delaware corporation (“C & C”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o Cole W. Johnson, 777 Main Street, Suite 3000, Fort Worth, Texas 76102.

(c) Cole Johnson’s principal business is to engage in solar and energy storage project development. C & C is a private holding company controlled by Cole Johnson for the purpose of investing in various solar and energy projects. Mr. Johnson serves as the manager of C & C. Mr. Johnson also serves as the President and a member of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	C & C Johnson Holdings LLC — Delaware, U.S.A.

Individuals:	Cole W. Johnson — United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

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ITEM 4.	PURPOSE OF TRANSACTION.

Business Combination

In connection with the Issuer’s acquisition of Emergen Energy LLC, a Delaware limited liability company (“Emergen”) on April 24, 2024 (the “Closing”), the Issuer exchanged 222,222,000 unregistered shares of its Common Stock for 100% of Emergen’s equity interests held by C & C Johnson Holdings LLC (“C & C”) pursuant to the terms of a Membership Interest Purchase Agreement (the “MIPA”) entered into among, the Issuer, Emergen, Bridgelink Development, LLC, a Delaware limited liability company (“Bridgelink”) and C & C, the sole member of Bridgelink dated April 14, 2024 (the “Business Combination”). On April 24, 2024, the Issuer, Emergen, Bridgelink and C&C entered into Amendment No. 1 to the MIPA (the “Amendment”). Due to inadvertent administrative error, the Reporting Persons failed to timely file this Schedule 13D to report its acquisition of the Common Stock.

The Amendment provides that instead of expanding the Company’s Board of Directors (the “Board”) to five persons upon the closing of the Business Combination, the size of the Board will be expanded to four persons and name Mr. Johnson to the Board as of the date of the Closing. In addition, the Amendment requires the Company to expand the size of the Board to five persons, and thereafter to name to the Board two persons as named by the Issuer, two persons as named by Bridgelink, and one person jointly selected by the Company and Bridgelink, which person shall meet the requirements of being an “independent director” pursuant to the rules and regulations of the Nasdaq Stock Market.

This Schedule 13D is being filed to, among other things, reflect and report the shares of the Company’s Common Stock issued as a result of the Business Combination.

Option Agreement

On April 24, 2024 (the “Award Date”), the Issuer entered into Option Agreement (the “Option Agreement”) with Mr. Cole Johnson (President of the Company’s BESS and Solar Division and a Director).

The Option Agreement grants to Mr. Johnson options to acquire shares of the Issuer’s common stock, to vest as set forth in the Option Agreement, as follows:

Exercise Prices and Vesting. The Exercise Prices for the Options are as follows: (a) for the first 1/5th of the granted Options, $0.50 per share of Common Stock which may be exercised on or after the first annual anniversary of the Award Date; (b) for the second 1/5th of the granted Options, $0.75 per share of Common Stock which may be exercised on or after the second annual anniversary of the Award Date; (c) for the third 1/5th of the granted Options, $1.00 per share of Common Stock which may be exercised on or after the third annual anniversary of the Award Date; (d) the fourth 1/5th of the granted Options, $1.25 per share of Common Stock which may be exercised on or after the fourth annual anniversary of the Award Date; and (e) for the final 1/5th of the granted Options, $1.50 per share of Common Stock which may be exercised on or after the fifth annual anniversary of the Award Date.

The summary of the MIPA and the Amendment contained herein are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as an exhibit hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of April 24, 2024, Cole Johnson indirectly beneficially owned 222,222,000 shares of the Issuer’s Common Stock (the “Cole Johnson Shares”). Mr. Johnson is the manager of C & C which is beneficially owned and controlled by Mr. Johnson and, in such capacity, exercises the sole voting and investment power over the Common Stock of the Issuer held by C & C. Mr. Johnson disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

The Cole Johnson Shares represent approximately 31.3%, of the 710,343,337 shares of Common Stock that were deemed to be outstanding following the Closing as set forth in the Issuer’s Form 8-K filed with the SEC on April 30, 2024 (the “Form 8-K”). Mr. Johnson may be deemed to beneficially own 222,222,000 shares of Common Stock, representing approximately 31.3% of the 710,343,337 shares of Common Stock that were deemed to be outstanding following the Closing as set forth in the Form 8-K.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Project Management Services Agreement

At the Closing, the Issuer and Emergen entered into a Project Management Services Agreement (the “PMSA”) with Energy Independent Partners LLC (“Energy Independent Partners”), an entity owned or controlled by Mr. Johnson. Pursuant to the terms of the PMSA, Energy Independent Partners is obligated to provide the following project management services in connection with the development and operation of each of the Development Projects (collectively, the “Services”): (i) assist as needed with qualifying the Development Projects for financing; (ii) assist as needed with obtaining all permits required for development of the Development Projects which have sufficient rights to use all necessary real property, and for which the applicable draft interconnection agreement has been received for the Development Projects (“RTB Status”); and (iii) if Emergen foregoes the development of a Development Project, Energy Independent Partners will assist the Issuer as needed with marketing the Development Project to a third party or develop and retain the Development Project outside of Emergen.

The term of the PMSA (the “Term”) commenced on the date of the Closing (the “Effective Date”) and terminates on the earlier to occur of (i) all of the Development Projects reaching RTB Status or being sold to a third party; and (ii) the mutual written agreement of the Parties to the PMSA to terminate the PMSA.

Payment for Service. The Issuer agreed to pay Energy Independent Partners the following fees for providing the Services:

BESS Development Fees. The sum of (i) $9,825,000 for prior actions of affiliates of Energy Independent Partners with respect to the BESS Development Projects (the “BESS Initial Fee”); and (ii) $0.03 per watt for each applicable BESS Development Project, subject to such BESS Development Project achieving RTB Status (as to each BESS Development Project, the “BESS RTB Fee”). The BESS Initial Fee and the BESS RTB Fees are referred to collectively as the “BESS Development Fees”.

Solar Development Fees. The sum of (i) $19,200,000 for prior actions of affiliates of Energy Independent Partners with respect to the Solar Development Projects (the “Solar Initial Fee”); and (ii) $0.03 per watt for each applicable Solar Development Project, subject to such Solar Development Project achieving RTB Status (as to each Solar Development Project, the “Solar RTB Fee”). The Solar Initial Fee and the Solar RTB Fees are referred to collectively as the “Solar Development Fees”.

Other Development Fees. For each other renewable energy development asset held by the Issuer, which are neither BESS Development Projects nor Solar Development Projects, located in the United States in which the Issuer engages during the term of the PMSA (the “Other Development Projects”), the Issuer shall pay Energy Independent Partners the higher of either (a) fifty percent (50%) of the gross margin or (b) $0.02 per watt in cash, subject to such Other Development Project achieving RTB Status (the “Other Development Fees”).

Timing of Payment of Fees

The BESS Initial Fee and the Solar Initial Fee shall not be due or payable until the Issuer has completed one or more financings which have resulted in the Issuer receiving net proceeds of at least $5,000,000, and at such time 15% of the proceeds from each such financing shall be used to make payment on the BESS Initial Fee and the Solar Initial Fee, to be apportioned equally between the two. Thereafter, 15% of any additional proceeds of financings shall similarly be used to make payment on the BESS Initial Fee and the Solar Initial Fee, to be apportioned equally between the two, until the BESS Initial Fee and the Solar Initial Fee have been paid in full. In the event that the BESS Initial Fee and the Solar Initial Fee have been not paid in full from the 15% of the proceeds of such financings, any remaining portions of the BESS Initial Fee and the Solar Initial Fee shall be due and payable on the 24-month anniversary of the Effective Date.

Subject to achievement of RTB Status for each applicable BESS Development Project and certain other limitations provided for in the PMSA, the BESS RTB Fees shall be payable at the time that the Issuer has obtained project financing with respect to the applicable BESS Development Project to be able to pay such BESS RTB Fees. Subject to achievement of RTB Status for each applicable Solar Development Project and certain other limitations provided for in the PMSA, the Solar RTB Fees shall be payable at the time that the Issuer has obtained project financing with respect to the applicable Solar Development Project to be able to pay such Solar RTB Fees.

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The timing and other requirements for the payment of Other Development Fees shall be as agreed in writing by the parties to the PMSA via an addendum to the PMSA prior to the parties undertaking such Other Development Projects.

Subject to the terms and conditions of the PMSA, in addition to the other requirements therein, payment of the BESS RTB Fees, the Solar RTB Fees and any Other Development Fees is further contingent upon Cole W. Johnson (a) remaining an employee or consultant to Emergen and/or the head of the BESS and Solar Division of the Issuer and/or (b) as an interest owner in the Energy Independent Partners during the period of time in which the applicable BESS RTB Fees, the Solar RTB Fees or Other Development Fees are payable. Subject to the foregoing, the BESS RTB Fees, the Solar RTB Fees or Other Development Fees are payable within ten (10) days of satisfaction of the conditions to payment as discussed above.

Payment for Sale of Development Projects. In the event the Issuer decides not to proceed with any Development Project(s), the Issuer may elect to sell such Development Project(s) to one or more third parties. In such event, the Issuer and Energy Independent Partners agree to a sales price for the applicable Development Project being sold, and provided that the parties to the PMSA agree that any sale agreement for such Development Projects shall provide that the buyer thereof shall remain obligated to pay to Energy Independent Partners the BESS Development Fees and/or the Soler Development Fee(s), as applicable, to the extent not already paid by the Issuer hereunder, unless otherwise agreed upon by the Issuer and Energy Independent Partners.

General Terms. The Issuer is obligated to provide Energy Independent Partners with a monthly financial report of each Development Project within ten days after each financial quarter ending on March 31, June 30, September 30, and December 31. Energy Independent Partners shall have certain rights to audit the books and records of the Issuer relating to the Development Projects for the purposes of determining the correctness of Energy Independent Partners’ computation and payment of the Development Fees. The Issuer agreed for a period of twenty-four (24) months from the date of termination or expiration of the PMSA, to refrain from, directly or indirectly, soliciting for employment or hire, in any capacity, any employee of Energy Independent Partners or any of Energy Independent Partners’ affiliates, or directly or indirectly solicit, entice, or attempt to solicit or entice any clients, customers, or suppliers of Energy Independent Partners or any subsidiary of Energy Independent Partners to divert their business or services from Energy Independent Partners or any subsidiary of Energy Independent Partners, unless expressly agreed in writing; provided, however, that the foregoing will not prevent either Energy Independent Partners or the Issuer from employing any such person who contacts Energy Independent Partners or the Issuer on said person’s own initiative without any direct or indirect solicitation or encouragement from Energy Independent Partners or the Issuer or who responds to a general advertisement by the Issuer not specifically directed to such person. In addition, the Issuer, Emergen and Energy Independent Partners have agreed to refrain from disparaging each other, or their directors, officers, managers, owners, counsel, clients, shareholders, present or former employees, independent contractors, agents, or other associated individuals, or otherwise take any action which could reasonably be expected to adversely affect their personal or professional reputation or the general business interests or endeavors, provided that the provisions herein shall not restrict any Party from complying with any applicable Laws or regulations or providing truthful testimony or other information as may be required by any court of governmental authority.

Termination. The PMSA may be terminated at any time prior to the expiration of its term: (a) by the mutual written consent of the parties; (b) by the Issuer if Energy Independent Partners has violated or breached any of the covenants or agreements of Energy Independent Partners set forth therein, or any of the representations or warranties of Energy Independent Partners set forth in the PMSA has become inaccurate or untrue, which violation, breach, inaccuracy or untruth, if reasonable capable of cure, has not been cured by Energy Independent Partners, within 20 business days after receipt by Energy Independent Partners of written notice thereof from the Issuer; (c) by Energy Independent Partners if the Issuer or Emergen has violated or breached any of the covenants or agreements of the Issuer or Emergen set forth in the PMSA, or any of the representations or warranties of the Issuer or Emergen set forth in the PMSA has become inaccurate or untrue, which violation, breach, inaccuracy or untruth, if reasonable capable of cure, has not been cured by the Issuer or Emergen, within 20 business days after receipt by the Issuer of written notice thereof from Energy Independent Partners; or (d) by any party, if a court of competent jurisdiction or other governmental authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Combination or the transactions contemplated by the PMSA and such order or action shall have become final and nonappealable. Any of the Parties has a right to seek specific performance of the other parties’ obligations under the PMSA in lieu of its right to terminate the agreement.

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Indemnification. Subject to certain limitations provided for in the PMSA, each of the parties to the PMSA mutually agreed to indemnify and hold harmless each other and each of their affiliates and each of their respective members, managers, partners, directors, officers, employees, stockholders, attorneys and agents and permitted assignees to the fullest extent permitted by applicable law, against and in respect of any and all losses incurred or sustained by such party as a result of or in connection with (i) any breach, inaccuracy or nonfulfillment or the alleged breach, inaccuracy or nonfulfillment of any of the representations, warranties, covenants and agreements of the other party contained in the PMSA or in any of the additional agreements or any certificate or other writing delivered pursuant hereto; or (ii) any claim for brokerage commissions in connection with the transactions contemplated hereby as a result of the actions or agreements of the other party or any of their representatives.

Executive Employment Agreement

On April 24, 2024, the Issuer entered into employment agreements (the “Employment Agreements”) with two of its executive officers and directors: Benjamin Tran (Chief Executive Officer and Chairman of the Board) and Cole Johnson (President of the Company’s BESS and Solar Division and a Director).

The Employment Agreements all provide for a term of five years that may be terminated by the Issuer for death or disability and with or without cause, by the executive with or without good reason, or mutually terminated by the parties. If the Employment Agreements are terminated without cause by the Issuer or for good reason by the employee, the Issuer is obligated to pay the terminated person the balance of their base salary for the remainder of the term in a lump sum and any equity grant made to such person shall automatically vest. If the Employment Agreement is terminated for cause by the Issuer, the terminated person shall be entitled to their Base Salary through the date of termination. In the event that a change of control occurs during the term of the Employment Agreements, any unvested portion of any equity grants which includes the stock options discussed below, shall, to the extent not already vested, be deemed automatically vested without any further action of the parties to the Employment Agreements.

The Executive Agreements provide respectively for a base salary of $240,000 for Mr. Tran and an award of stock options to purchase 20,000,000 shares of the Issuer’s common stock pursuant to the Option Award Agreement discussed below and a $200,000 base salary for Mr. Johnson and an award of stock options to purchase 68,000,000 shares of the Issuer’s common stock pursuant to the Option Award Agreement discussed below, as well as possible annual discretionary bonuses determined by the Board.

Option Agreement

On April 24, 2024 (the “Award Date”), the Issuer entered into Option Agreements (the “Option Agreements”) with executive officers: Benjamin Tran (Chief Executive Officer and Chairman of the Board) and Cole Johnson (President of the BESS and Solar Division and a Director), respectively.

Each respective Option Agreement grants to each of the following persons options to acquire shares of the Issuer’s common stock, to vest as set forth in the Option Agreement, as follows:

●	Benjamin Tran – 20,000,000 options; and

●	Cole W. Johnson – 68,000,000 options.

Exercise Prices and Vesting. The Exercise Prices for the Options are as follows: (a) for the first 1/5th of the granted Options, $0.50 per share of Common Stock which may be exercised on or after the first annual anniversary of the Award Date; (b) for the second 1/5th of the granted Options, $0.75 per share of Common Stock which may be exercised on or after the second annual anniversary of the Award Date; (c) for the third 1/5th of the granted Options, $1.00 per share of Common Stock which may be exercised on or after the third annual anniversary of the Award Date; (d) the fourth 1/5th of the granted Options, $1.25 per share of Common Stock which may be exercised on or after the fourth annual anniversary of the Award Date; and (e) for the final 1/5th of the granted Options, $1.50 per share of Common Stock which may be exercised on or after the fifth annual anniversary of the Award Date.

The summary of the PMSA, Employment Agreements and the Option Agreements contained herein are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as an exhibit hereto.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1*	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Membership Interest MIPA dated April 14, 2024 by Bitech Technologies Corporation, Emergen Energy LLC, Bridgelink Development, LLC, C & C Johnson Holdings LLC, and (v) Cole W. Johnson (incorporated by reference to Exhibit 2.1 to Company’s Form 8-K filed with the SEC on April 15, 2024).

Exhibit 99.3	Amendment No. 1 dated April 24, 2024 to Membership Interest MIPA dated April 14, 2024 by Bitech Technologies Corporation, Emergen Energy LLC, Bridgelink Development, LLC, C & C Johnson Holdings LLC, and (v) Cole W. Johnson (incorporated by reference to Exhibit 2.2 to Company’s Form 8-K filed with the SEC on April 30, 2024).

Exhibit 99.4	Project Management Services Agreement among Bitech Technologies Corporation, Emergen Energy LLC and Energy Independent Partners LLC dated April 24, 2024 (incorporated by reference to Exhibit 10.1 to Company’s Form 8-K filed with the SEC on April 30, 2024).

Exhibit 99.5	Employment Agreement between Bitech Technologies Corporation and Benjamin Tran dated April 24, 2024 (incorporated by reference to Exhibit 10.2 to Company’s Form 8-K filed with the SEC on April 30, 2024).

Exhibit 99.6	Option Agreement between Bitech Technologies Corporation and Benjamin Tran dated April 24, 2024 (incorporated by reference to Exhibit 10.3 to Company’s Form 8-K filed with the SEC on April 30, 2024).

Exhibit 99.7	Employment Agreement between Bitech Technologies Corporation and Cole Johnson dated April 24, 2024 (incorporated by reference to Exhibit 10.4 to Company’s Form 8-K filed with the SEC on April 30, 2024).

Exhibit 99.8	Option Agreement between Bitech Technologies Corporation and Cole Johnson dated April 24, 2024 (incorporated by reference to Exhibit 10.5 to Company’s Form 8-K filed with the SEC on April 30, 2024).

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 10, 2024

C & C Johnson Holdings LLC

By:	/s/ Cole W. Johnson
Cole W. Johnson, Manager

COLE W. JOHNSON

By:	/s/ Cole W. Johnson
Cole W. Johnson